UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 10, 2016

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited 171 Collins Street Melbourne Victoria 3000 Australia GPO BOX 86 Melbourne Victoria 3001 Australia Tel +61 1300 55 47 57 Fax +61 3 9609 3015 bhpbilliton.com	BHP Billiton Plc Neathouse Place London SW1V 1LH UK Tel +44 20 7802 4000 Fax + 44 20 7802 4111 bhpbilliton.com

10 October 2016

To:	Australian Securities Exchange

New York Stock Exchange

CLIMATE CHANGE PORTFOLIO ANALYSIS – VIEWS AFTER PARIS - PRESENTATION

Attached are the presentation slides for a presentation on the Group’s publication ‘Climate Change: Portfolio Analysis Views after Paris” that will be given shortly.

Further information on BHP Billiton can be found at www.bhpbilliton.com.

Rachel Agnew
Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

bhpbilliton
Climate Change: Portfolio Analysis Views after Paris
Dr Fiona Wild
Vice President, Sustainability & Climate Change

Portfolio analysis is an ongoing process
In the past 12 months we have seen:
The strong outcome from COP21 in Paris.
The launch of the Financial Stability Board’s Task Force on
Climate-related Financial Disclosures.
Acceleration of the global energy transition.
Continued and growing interest in climate risk.
bhpbilliton
Climate
Change:
Portfolio
Analysis
Views after Paris
10 October 2016

bhpbilliton

Views after Paris
Views after Paris provides:
A tangible demonstration of how we monitor the external environment.
An explanation of how we identify and track signals which provide timely insights into potential impacts on our portfolio.
An insight into how these inform our strategic decision-making at the highest levels of our company.
An update on our actions, as part of our integrated approach to climate risk management, over the past 12 months.
bhpbilliton
Climate Change:
Portfolio Analysis
Views after Paris
Views after Paris
10 October 2016

bhpbilliton

Paris Agreement: key commitments

The Paris Agreement reaffirms the commitment to limit the increase in global average temperature to well below 2°C and to pursue efforts to keep the temperature increase to 1.5°C.

We welcome the ratification of the Agreement given that last week, the threshold for entry into force was achieved.

The Paris Agreement[1]

74 Parties have ratified of 197 Parties to the Convention.

58.82 per cent achieved of global GHG emissions.


Threshold
Threshold

1. Source: United Nations. Data as at 7 October, 2016

Key commitments include:

- Achieving net zero emissions in the second half of the century.
- A global stocktake of progress in 2023 with individual countries to reassess NDCs in 2025.
- In-principle support for market mechanisms to meet targets.
- Provision of financial support to developing countries for both adaptation and mitigation at a minimum of US$100 billion per year from 2020 to 2025 with two-yearly reviews of progress.
- Provision to develop a technology framework and strengthen technology transfer.
- Support for reducing emissions from deforestation and forest degradation (REDD+).

The Agreement will come into force following formal ratification by at least 55 countries, covering at least 55 per cent of global emissions.

Views after Paris
10 October 2016
4

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Energy transition
Views after Paris
10 October 2016

bhpbilliton

Renewables: the Central case view
Renewables
Clean energy investments hit a record of US$329 billion in 2015.
The US approved the extension of tax credits for wind and solar.
The price of new-build (unsubsidised) renewable power generating capacity hit record lows.
The International Energy Agency increased its forecast for wind and solar PV contribution to global power generation in 2040 by +12 per cent.
Estimated annual global growth rate of non-hydro renewable power1
(Central case view)
9.2%
4.0%
7.1%
9.2%
BHP Billiton 2014-25 Benchmark 1 2013-25 Benchmark 2 2014-25 Benchmark 3
1. Benchmarks are either large multinational resources companies or industry analysts.
Views after Paris
10 October 2016

bhpbilliton

Renewables in China
Renewables
• In 2015, China added a record amount of non-hydro renewable generating capacity (~US$100 billion). This compares to ~US$25 billion in thermal coal and gas.
• As the Chinese economy has been restructuring, power demand plateaued, along with thermal coal use and emissions.
Estimated average breakeven costs for new power plant in China1
(Central case view)
Index (Coal=100)
250
200
150
100
50 0
2015 2020 2025 2030 2035
Wind Solar
Source: BHP Billiton analysis.
1. Costs are presented as indexed long-run average costs (LRAC). Excludes grid integration costs. Excludes direct subsidies.
Views after Paris
10 October 2016

bhpbilliton

EVs: the Central case view
Electric vehicles
• The Tesla Model 3 received 276,000 orders in the first three days, demonstrating strong consumer interest in EVs.
• Battery technology continued to improve while costs declined, suggesting that in the longer term EVs will be cost competitive with internal combustion engines and this technology may ultimately be applied at a larger scale.
Fleet of electric vehicles in 2035 (million vehicles)1
(Central case view)
140
4
24
30
168
BHP Billiton Benchmark A Benchmark B Benchmark C Benchmark D
2035
1. Benchmarks are industry analysts. Benchmark D only includes passenger vehicles. It is important to note that the figures presented here are only battery electric vehicles and do not include plug-in hybrids – we consider these as part of the internal combustion engine fleet.
Views after Paris
10 October 2016

bhpbilliton

Global Accord
Global Accord describes:
• Robust global economic growth.
• Unified action to address climate change – high cooperation and commitment to limit emissions.
• Breakthroughs in low emission and renewable technologies.
• There is an orderly transition to a 2oC world.
Global Accord
Unified focus on limiting climate change
Views after Paris
10 October 2016

bhpbilliton

Retesting our portfolio
• The commodities in our portfolio, including oil, natural gas and thermal coal, have strong future margins given our high-quality, low-cost assets.
• We continue to regularly consider the attractiveness and potential addition of new commodities to the portfolio.
• We have the flexibility to test and adjust our portfolio, such as buying and selling assets.
• We continue to be well-placed to manage the transition to a 2oC outcome.
Views after Paris
10 October 2016

bhpbilliton

Our actions
We are committed to taking action on climate change by:
Reducing our emissions.
Building the resilience of our operations, communities and ecosystems to the impacts of climate change.
Working in partnership to accelerate the development and deployment of low emissions and renewable technologies.
Working with others to enhance the global response.
Views after Paris
10 October 2016

bhpbilliton

Our actions
Reducing our operational GHG emissions
Our target is to keep total operational GHG emissions below our FY2006 baseline in FY2017.
In FY2016, the Company’s total GHG emissions were
18 MtCO2-e, 13 per cent lower than the baseline.
Performance was in part driven by emissions reduction projects and improved productivity.
Projects implemented since FY2013 have delivered more than 950,000 tCO2-e of annual abatement at our operations.
Greenhouse gas emissions1
(million tonnes of CO2-e)
FY2012
FY2013
FY2014
FY2015
FY2016 11.3 6.7
0 10 20 30 40 50 60
Adjustment to allow annual comparison2 Scope 14
Scope 23 FY2006 baseline5)
1. Measured according to the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol.
2. In order to compare the total GHG emissions in FY2015 to prior financial years, GHG emissions (estimated) from South32 assets between the date of demerger and 30 June 2015 have been added to FY2015 GHG emissions as shown above.
3. Scope 2 refers to indirect GHG emissions from the generation of purchased electricity and steam that is consumed by operated assets (calculated using the market-based method).
4. Scope 1 refers to direct GHG emissions from operated assets.
5. Our FY2006 baseline is adjusted as necessary for material acquisitions and divestments based on asset GHG emissions at the time of the applicable transaction.
Views after Paris
10 October 2016

bhpbilliton

Our actions
REDD+1 2
US$5 million commitment to Alto Mayo in Peru, managed by Conservation International and protecting around 182,000 hectares of globally-significant, threatened forests.
Great Barrier Reef Foundation3
A$600,000 partnership to enable experts in reef science and management to develop a globally-applicable Reef Resilience Framework.
Carbon capture and storage4
Establishment of the BHP Billiton SaskPower International Knowledge Centre in Canada.
US$7 million contribution to a project with Peking University to address barriers to deployment of CCS for steelmaking in China.
Lakeland Solar and Storage5
A 13 megawatt solar photovoltaic power plant, incorporating 5.3 megawatt hours of lithium-ion battery storage, in a ‘fringe of grid’ location in Australia.
1. Reducing Emissions from Deforestation and Forest Degradation, as well as conservation, sustainable management of forests and enhancement of forest carbon stocks.
2. Image supplied by Conservation International.
3. Image by Gary Cranitch, Queensland University.
4. Image supplied by SaskPower.
5. Image published and supplied by Lakeland Solar & Storage Pty Ltd – A Conergy Group company.
Views after Paris
10 October 2016

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Conclusion
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Climate
Change:
Portfolio
Analysis
bhpbilliton
Climate Change:
Portfolio Analysis
Views after Paris
Views after Paris
10 October 2016

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: October 10, 2016	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary